SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes   ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes   ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes   ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated April 26, 2005, relating to the partnership of the Registrant and Dolphin Integration to offer microprocessor cores using the Registrant’s 0.35 micron EEPROM process.

Exhibit 99.2:	Press release, dated April 27, 2005, relating to the Registrant’s participation in the ARM Connected Community.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 28, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 26, 2005, relating to the partnership of the Registrant and Dolphin Integration to offer microprocessor cores using the Registrant’s 0.35 micron EEPROM process.

Exhibit 99.2:	Press release, dated April 27, 2005, relating to the Registrant’s participation in the ARM Connected Community.

Exhibit 99.1

SMIC and Dolphin Integration Partner to Offer Microprocessor Core

for 0.35-micron EEPROM Process

(Grenoble, France and Shanghai, China, 2005-4-26) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) and Dolphin Integration SA have entered a partnership to offer the state-of-the-art Flip8051 Virtual Components (ViC) microprocessor cores optimized for customers using SMIC’s 0.35-micron EEPROM process. In addition, SMIC’s customers can take advantage of Dolphin’s mixed signal simulation tool, SMASH, for facilitating their IC design needs.

“As a major IP supplier for global foundries, Dolphin’s partnership with SMIC marks another milestone for the 8051 microprocessor core,” said Dolphin’s Chairman Michel Depeyrot. “The combination of Dolphin’s soft-level cores and hard-level deliverables provides SMIC and its customers with performance-enhancing tools for the design and simulation of SoCs, and the programming of the core.” Dolphin is a member of the Virtual Socket Interface Alliance (VSIA), which establishes standards for Intellectual Property cores. The 8051 microprocessor core, employing a synthesized static synchronous design, is fully compliant with industry IP standards. Furthermore, Dolphin has provided to SMIC a full set of hardware development tools, such as the 8051 Instruction Set Simulator and SMASH, Dolphin’s platinum simulator, to offer fast and precise simulations at the system-on-chip level.

“The addition of the 8051 microprocessor core provides a valuable asset to SMIC’s IP portfolio,” said Paul Ouyang, Vice President of Design Services at SMIC. “Dolphin’s tools give SMIC customers more design and simulation support to minimize time-to-market.” In addition to the current 8051 hard core development at SMIC’s 0.35um EEPROM process, SMIC will continue to partner with Dolphin to develop other 8051 hard cores at more advanced technology nodes. SMIC will also partner with Dolphin to market wafers manufactured at SMIC that use these cores.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com/.

About Dolphin Integration

Provider of Logic, Analog and Memory Virtual Components, within its FLIP line of Intellectual Property, optimized for low power-consumption, Dolphin Integration focuses on helping customers meet the challenge of Time-To-Fab for their Systems-on-Chip, with a quality control leading reliably to success on first silicon with state-of-the-art features. All CMOS processes - bulk or SOI - are targeted from 0.6 µm down to 90 nm, with a safe and powerful technique for multi-process retargeting.

The MEDAL line stands for “Missing EDA Links” to enable the “Virtual Fab”: it encompasses the SoC GDS Virtual Socket Streamer for hierarchical SoC Integration per VSIA1 guidelines, in complement to the “Virtual Test” offering on mixed signal and multi-level simulator SMASH with B3SI as soft-level Virtual Socket. Leader in multi-lingual modeling, it goes as far as Virtual Yield assessment of design, dynamic Specification Rules Checking, and codesign for Virtual Testbenches.

Visit the website at: www.dolphin-integration.com

For more information contact:

Frédéric RENOUX

Director for Orient

orient@dolphin.fr

Telephone: +33 476 41 74 09

[1]	VSIA is a trademark of the Virtual Socket Interface Alliance

Exhibit 99.2

SMIC Joins ARM Connected Community

(Shanghai, China. April 27, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) today announced its participation in the ARM® Connected Community. As part of the ARM Connected Community, SMIC will gain access to a full range of resources to help it market and deploy innovative solutions that will enable SMIC’s customers to get their ARM Powered® products to market faster.

“Joining the ARM Connected Community provides SMIC networking opportunities with designers, OEMs, and other industry players, and enables SMIC to gain insights into bringing better solutions to our customers,” said Paul Ouyang, vice president of Design Services at SMIC. “We are excited about the opportunity to learn and grow from industry alliances, and we look forward to forging potential strategic partnerships with other members of the ARM Connected Community.”

As one of the leading foundries in the world, SMIC’s experience in achieving rapid growth, garnering broad technology offerings and a large IP portfolio, and playing a key role in the China and global IC industry will be an invaluable asset to this network.

The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions.

The ARM Connected Community also enables SMIC to utilize the ARM Connected Community logo, which is an easy way for customers to recognize that SMIC has proven their commitment and expertise in support of the ARM architecture.

“By joining the ARM Connected Community, which now comprises more than 300 companies, SMIC increases the large portfolio of skills, products and services that are centered around the ARM architecture, and currently available to developers worldwide,” said Mary Inglis, director of Alliances for ARM.

For more information about the ARM Connected Community, please visit http://www.arm.com/community.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For additional information, please visit http://www.smics.com/.

# # #

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.